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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 2006**

Commission File Number: **0-22622**

Creator Capital LIMITED
"We Make Time Fly!"

(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda

----

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1   News Release dated April 3, 2006
2   Material Change Report dated April 3, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

CREATOR CAPITAL LIMITED

By: **Deborah Fortescue-Merrin**

Name: **Deborah Fortescue-Merrin,**
Title: **President**



Canon's Court
22 Victoria Street
PO Box HM 1179
Hamilton HM 12
Islands of Bermuda

PRESS RELEASE

Creator Capital subsidiary ETV Channels On Demand co-ventures with Global Sports Entertainment Group for broadband delivery of 127,000 video titles

HAMILTON, BERMUDA – April 3, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB)   ("CCL" or the "Company") announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group (GSE) for broadband delivery of 127,000 video program titles.

This brings a wealth of additional content to ETV for delivery on demand over its global Internet distribution network. GSE's programming comprises multiple genres -- from boxing, wrestling, martial arts, and extreme sports, to classic television shows, Broadway and Music Concerts, as well as Las Vegas Reviews. The emphasis is on pay-per-view live music and sports events such as "*Cool World Extreme Sports*", "*BigStar, Golden Gloves & Main Event Challenge Boxing*", Professional Wrestling from "*The Golden Age of Wrestling*", "*GLOW* ", Music Concert Series "*By Invitation Only*", "*The 50th Anniversary of Rock & Roll*" and "*Smooth Jazz HD*", plus Theatrical Productions "*Marilyn, In Her Own Words*", "*Ghostdance*", and "*Skintight & Erocktica*" live from Las Vegas. ETV's global Internet viewers will be able to choose these and many other programming alternatives over the Internet, 24 hours a day, with full-screen broadcast resolution on a guaranteed bandwidth backbone -- at the click of a button. ETV and GSE will split profits on a revenue share basis.

58 Million Initial Viewers

Initial distribution will be made through the ETV Channels On Demand system in Thailand through an aggregated group of ISP's with more than 8 million broadband subscribers, and to a broadband subscriber base in China of over 50 million users. Thereafter, through its partnership with Media Partners International, Co. Ltd of Thailand, ETV Channels on Demand will offer the content throughout Southeast Asia, Hong Kong, Taiwan, and India, where potential viewership approximates 600 million.

ETV's partners in South America, Europe and the Middle East will provide an additional potential audience of 400 million for ETV Channels On Demand. This will expose the content of Global Sports & Entertainment Group to a massive global audience of some 1 billion viewers.

ETV: Worldwide Broadband Distributor

With the addition of GSE's abundant live sports and entertainment events, ETV further positions itself to be a major global digital distributor of high-quality entertainment and sports content for the international market, providing a total direct-to-the-consumer solution combining the latest Internet streaming technology with a massive choice of compelling content – on demand, 24 hours a day at the simple click of a keyboard button.

About Global Sports & Entertainment Group (GSE)

GSE maintains a massive catalogue of high-value sports and entertainment properties; creates; produces; acquires; and, distributes high concept programming designed to meet the demands of the consumer using a combination of state-of-the-art digital, high definition and HD3D conversion and restoration technologies. All GSE properties are available for Traditional Distribution as well as: Internet Protocol Television (IPTV); Video On Demand (VOD); Pay-Per-View (PPV); and Streaming Media. By utilizing it¹s proprietary conversion and restoration technologies, GSE creates, produces and re-purposes new and existing media in all digital formats for maximum monetization in the global marketplace. GSE continues to create and acquire a significant volume of quality programming, on an ongoing basis, which will be available to a global Internet audience through ETV's Channels on Demand system.

About Creator Capital

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah's Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998. Creator is a leading provider of interactive in-flight gaming entertainment software and services. The company creates fun, exciting experiences for airline passengers by offering both PC amusement games (Sky Play) and onboard gaming entertainment (Sky Games) through airline multi-channel, interactive in-seat systems. The Company has completed settlement of four outstanding CCL trade payables in the total amount of US$195,832.00 in exchange for CCL common shares at a deemed value of US$0.25 per common share. A total of 783,328 shares will be issued.

CCL's wholly owned subsidiary, ETV Channels on Demand, Inc. ("ETV") is on track to becoming the world leader in Internet Protocol Television (IPTV). ETV's vertically integrated, end-to-end solution brings to viewers around the world -- on demand -- the highest quality, full-screen delivery over the Internet of original and compelling broadband television. Through its global Internet distribution network, the Company is uniquely capable of offering to the subscriber bases of the world's largest Internet Service Providers a growing wealth of original content, encompassing every conceivable genre from SPORT to FILM.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin
Chairman of the Board

Corporate Contact:





CREATOR CAPITAL LTD
Contact: Deborah Fortescue-Merrin
Telephone: (604) 947-2555
Email: **info@creatorcapital.com**
Website: http://www.creatorcapital.com

ETV CHANNELS ON DEMAND, INC.
Tony Barnard
(604) 639-0661
info@etvhollywood.tv
http://www.etvhollywood.tv

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Creator Capital Limited ("CCL" or the "Company")
Canon's Court
22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2   Date of Material Change

April 3, 2006

Item 3   News Release

The new Release dated April 3, 2006 was disseminated via CCN Matthew.

Item 4   Summary of Material Change

Creator Capital Limited announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group ("GSE") for broadband delivery of 127,000 video program titles.

Item 5   Full Description of Material Change

Creator Capital Limited announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group for broadband delivery of 127,000 video program titles

This brings a wealth of additional content to ETV for delivery on demand over its global Internet distribution network. GSE's programming comprises multiple genres -- from boxing, wrestling, martial arts, and extreme sports, to classic television shows, Broadway and Music Concerts, as well as Las Vegas Reviews. The emphasis is on pay-per-view live music and sports events such as "*Cool World Extreme Sports*", "*BigStar, Golden Gloves & Main Event Challenge Boxing*", Professional Wrestling from "*The Golden Age of Wrestling*", "*GLOW* ", Music Concert Series "*By Invitation Only*", "*The 50th Anniversary of Rock & Roll*" and "*Smooth Jazz HD*", plus Theatrical Productions "*Marilyn, In Her Own Words*", "*Ghostdance*", and "*Skintight & Erocktica*" live from Las Vegas. ETV's global Internet viewers will be able to choose these and many other programming alternatives over the Internet, 24 hours a day, with full-screen broadcast resolution on a guaranteed bandwidth backbone -- at the click of a button. ETV and GSE will split profits on a revenue share basis.

Initial distribution will be made through the ETV Channels On Demand system in Thailand through an aggregated group of ISP's with more than 8 million broadband subscribers, and to a broadband subscriber base in China of over 50 million users. Thereafter, through its partnership with Media Partners International, Co. Ltd of Thailand, ETV Channels on Demand will offer the content throughout Southeast Asia, Hong Kong, Taiwan, and India, where potential viewership approximates 600 million.

ETV's partners in South America, Europe and the Middle East will provide an additional potential audience of 400 million for ETV Channels On Demand. This will expose the content of Global Sports & Entertainment Group to a massive global audience of some 1 billion viewers.

With the addition of GSE's abundant live sports and entertainment events, ETV further positions itself to be a major global digital distributor of high-quality entertainment and sports content for the international market, providing a total direct-to-the-consumer solution combining the latest Internet streaming technology with a massive choice of compelling content – on demand, 24 hours a day at the simple click of a keyboard button.

GSE maintains a massive catalogue of high-value sports and entertainment properties; creates; produces; acquires; and, distributes high concept programming designed to meet the demands of the consumer using a combination of state-of-the-art digital, high definition and HD3D conversion and restoration technologies. All GSE properties are available for Traditional Distribution as well as: Internet Protocol Television (IPTV); Video On Demand (VOD); Pay-Per-View (PPV); and Streaming Media. By utilizing it¹s proprietary conversion and restoration technologies, GSE creates, produces and re-purposes new and existing media in all digital formats for maximum monetization in the global marketplace. GSE continues to create and acquire a significant volume of quality programming, on an ongoing basis, which will be available to a global Internet audience through ETV's Channels on Demand system.

The Company has completed settlement of four outstanding CCL trade payables in the total amount of US$195,832.00 in exchange for CCL common shares at a deemed value of US$0.25 per common share. A total of 783,328 shares will be issued.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9   Date of Report

Dated at Vancouver, BC, this 3rd day of April 2006


CREATOR CAPITAL LIMITED

/s/ Deborah Fortescue-Merrin,
_____
Deborah Fortescue-Merrin**,**
President
